SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                    PSC INC.
                            (Name of Subject Company)

                            MOHAWK ACQUISITION CORP.
                                  MOHAWK CORP.
                       (Names of Filing Persons (Offeror))


                     Common Stock, Par Value $0.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)


                                    69361E107
                      (CUSIP Number of Class of Securities)


                               Joseph M. Hennigan
                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
                         4341 State Street, P.O. Box 220
                     Skaneateles Falls, New York 13153-0220
                                 (315) 685-4200

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)



                                    Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction Valuation               Amount of Filing Fee
--------------------------------------------------------------------------------
             Not Applicable                     Not Applicable
--------------------------------------------------------------------------------


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|_| Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: _____________________    Filing Party: _________________
Form or Registration No.: ___________________    Date Filed: ___________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|




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                                  EXHIBIT INDEX

Exhibit
  No.        Description
--------     -----------
99.1         Joint Press Release issued by Mohawk Corp., Mohawk Acquisition
             Corp. and PSC, Inc. on June 6, 2000


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